UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: August 19, 2022

(Date of earliest event reported): August 4, 2022

elektros, INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation)

85-4235616

(I.R.S. Employer Identification No.)

1626 South 17th Avenue

Hollywood, Florida 33020

 (Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (347)-885-9734

Title of each class of securities issued pursuant to Regulation A: Common stock, par value $0.001

Note: “We,” “Our”, “the Company,” “Elektros” and “ELEK” refers to Elektros, Inc.

Item 9.1 Other Events

Change in Shell Company Status.

We no longer believe Elektros, Inc. is a “shell company” as defined in Securities Act Rule 405 of Regulation C under the Securities Act, as amended. Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. Specifically, we do not believe that we can be classified as having “no or nominal assets” and “no or nominal operations”

For purposes of this definition, the determination of Our assets (including cash and cash equivalents) must be based on the amounts that would be reflected on the company's balance sheet prepared in accordance with U.S. generally accepted accounting principles on the date of that determination.

The Company’s unaudited balance sheet as of June 30, 2022 on Form 1-SA filed with the Commission on August 4, 2022 states that the Company is no longer a shell company and shows that we have a cash balance of $189,155. For the semi annual period ending June 30, 2022, ELEK raised a total of approximately $1,335,000 from the sale of 13,762,883 common shares to eight investors since the qualification of our offering statement on Form 1-A. We have $960,328 in total assets and $176,709 in total liabilities for the period ending June 30, 2022.

The Company has begun operations to design, develop and manufacture and sell fully electric sport utility vehicles.

On June 1, 2021, we entered into an Agreement with Technicon Design Corporation DBA Segula Technologies to create a high-level development roadmap for us, and they will work to identify companies with a developed EV Chassis which can be used to jump-start the vehicle development process for us. Segula will design and develop with production intent for a single design theme Electric SUV.

We have commenced operations to design, develop and manufacture and sell fully electric sport utility vehicles. In addition, we plan to rent electric vehicles to the public sector. The Company is the assignee of a provisional patent application from our director Shlomo Bleier as filed with the USPTO on October 27, 2021. The title of the Application is Self Re-Charging Battery Assembly and Multi-Port Charging Assembly. The Application Number is 63272202.

On March 1, 2022, Elektros, Inc. (the “Company”) entered into an agreement with with Jiangsu Jinpeng Group Co., Ltd. (“JJG”) of China to produce and deliver the Company’s first batch of Elektros Sonic branded vehicles to the United States. The agreement calls for the shipment of electric car parts by JJG to the Company. Eight electric vehicles are estimated to be built in Florida at a projected cost of $66,000.

On March 16, 2022, Elektros, Inc. (“ELEK”) entered into an Exclusive Agency Framework agreement, (“Agreement”) with Jinshun Import and Export Xuzhou Co., LTD (“JIEX”) of China to exclusively sell and distribute JIEX electric vehicles. The Agreement calls for at least 2,000 units to be produced by JIEX and distributed by ELEK with unit increases of 30% every 12 months, (the “Annual Plan”). ELEK is required to guarantee the orders or continuous in every season. ELEK shall pay 30% of the full amount of the committed sales volume to JIEX as a total advanced payment. During the term of the Agreement, for each unit ordered, $3,900 will be deducted from the advance payment as payment for the current order until all advanced payments are deducted. If, in the event ELEK fails to have annual sales volume of less than 80% of the Annual Plan, JIEX will have the automatic unconditional right to terminate or modify the agreement. Any remaining advanced payments will be kept by JIEX and considered liquidated damages. ELEK will have the right of first refusal to distributing/marketing/selling any new models manufactured by JIEX in the United States notwithstanding ELEK must maintain good standing under the Agreement. The term of the Agreement is three years. The Agreement may be renewed at the end of the term if mutually agreed upon.On March 24, 2022, ELEK entered into a Regulatory Consulting Agreement (“Consulting Agreement”) with IDIADA Automotive Technology USA LLC based in California to crash test and certify Elektros Sonic vehicles directly from China. IDADA provides a renowned certification program that closely examines vehicle production from overseas and performs a high level gap analysis to assess what is needed for National Highway Traffic Safety Administration (NHTSA) and Federal Motor Vehicle Safety Standards (FMVSS) compliance. The IDIADA team plans to visit Elektros Sonic point of production site in China to ensure that all aspects of the electric vehicle comply with U.S. standards before issuing official certification. The approximate cost is estimated to be approximately $45,000.

Our URL for our website is https://www.elek.world

Date: August 19, 2022	By:	/s/ Shlomo Bleier
Shlomo Bleier
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title Date

/s/ Shlomo Bleier	Chief Executive Officer August 19, 2022
Shlomo Bleier	(Principal Executive Officer)

/s/ Shlomo Bleier	Chief Financial Officer August 19, 2022
Shlomo Bleier	(Principal Financial Officer)